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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 15:42:26 13 December 2024

RNS Number : 1003Q
Unilever PLC
13 December 2024

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Reginaldo Ecclissato
2	**Reason for the notification**	
a)	Position/status	Chief Business Operations and Supply Chain Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
<tr><td>b)</td><td>Nature of the transaction</td><td>• 312.357829 PLC EUR shares (reinvestment of dividend on beneficially owned shares)
• 127.259021 PLC shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares)
• 175.668449 PLC shares (reinvestment of dividend on beneficially owned shares)</td></tr>
<tr><td>c)</td><td>Currency</td><td>EUR - Euro and GBP - British Pound</td></tr>
<tr><td>d)</td><td>Price(s) and volume(s)</td><td><table><tr><th>Price(s)</th><th>Volume(s)</th></tr><tr><td>€56.1231</td><td>312.357829</td></tr><tr><td>£46.2009</td><td>302.92747</td></tr></table></td></tr>
<tr><td>e)</td><td>Aggregated information

- Volume

- Total</td><td>

312.357829 / 302.92747

€17,530.49 / £13,995.52</td></tr>
<tr><td>f)</td><td>Date of the transaction</td><td>2024/12/11</td></tr>
<tr><td>g)</td><td>Place of the transaction</td><td>Amsterdam Stock Exchange - XAMS and
London Stock Exchange - XLON</td></tr>
</table>

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fernando Fernandez
2	**Reason for the notification**	
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 678.451117 PLC EUR shares (reinvestment of dividend on beneficially owned shares) • 144.566755 PLC shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares) • 1481.221378 PLC shares (reinvestment of dividend on beneficially owned shares)
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	

Price(s)	Volume(s)
€56.1231	678.451117

		£46.2009	1625.788133

e)	Aggregated information - Volume - Total	 678.451117 / 1625.788133 €38,076.78 / £75,112.87
f)	Date of the transaction	2024/12/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Rohit Jawa
2	**Reason for the notification**	
a)	Position/status	Managing Director and CEO, Hindustan Unilever Limited and President, Unilever South Asia (a member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 217.966788 PLC EUR shares (reinvestment of dividend on beneficially owned shares) • 41.988896 PLC shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares) • 76.837388 PLC shares (reinvestment of dividend on beneficially owned shares)
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s) / Volume(s): €56.1231 / 217.966788 £46.2009 / 118.826284
e)	Aggregated information - Volume - Total	 217.966788 / 118.826284 €12,232.97 / £5,489.88
f)	Date of the transaction	2024/12/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Richard Slater
2	**Reason for the notification**	
a)	Position/status	Chief Research & Development Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 130.726206 PLC EUR shares (reinvestment of dividend on beneficially owned shares) • 138.366733 PLC shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares) • 315.039683 PLC shares (reinvestment of dividend on beneficially owned shares)
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s): €56.1231 — Volume(s): 130.726206 Price(s): £46.2009 — Volume(s): 453.406416
e)	Aggregated information - Volume - Total	 130.726206 / 453.406416 €7,336.76 / £20,947.78
f)	Date of the transaction	2024/12/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Peter Ter Kulve
2	**Reason for the notification**	
a)	Position/status	Business Group President, Ice Cream (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 62.090462 PLC EUR shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares) • 6.168141 PLC EUR shares (reinvestment of dividend on beneficially owned shares) • 42.012682 PLC shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares) • 1.410399 PLC shares (reinvestment of dividend on beneficially owned shares)
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s): €56.1231 — Volume(s): 68.258603 Price(s): £46.2009 — Volume(s): 43.423081
e)	Aggregated information - Volume - Total	 68.258603 / 43.423081 €3,830.88 / £2,006.19
f)	Date of the transaction	2024/12/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated	
a)	Name	Maria Varsellona
2	**Reason for the notification**	
a)	Position/status	Chief Legal Officer and Group Secretary (a member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 120.868716 PLC shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares) • 264.722942 PLC shares (reinvestment of dividend on beneficially owned shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £46.2009 / Volume(s): 385.591658
e)	Aggregated information - Volume - Total	385.591658 £17,814.68
f)	Date of the transaction	2024/12/11
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Hein Schumacher
2	**Reason for the notification**	
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification

3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 87.49801 PLC shares (Dividends earned on Bonus Deferral Award shares were reinvested as additional shares) • 64.471524 PLC shares (reinvestment of dividend on beneficially owned shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £46.2009; Volume(s): 151.969534
e)	Aggregated information - Volume - Total	151.969534 £7,021.13
f)	Date of the transaction	2024/12/11
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Priya Nair
2	**Reason for the notification**	
a)	Position/status	Business Group President, Beauty & Wellbeing (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317

4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 251.512975 PLC shares (reinvestment of dividend on beneficially owned shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £46.2009 / Volume(s): 251.512975
e)	Aggregated information - Volume - Total	 251.512975 £11,620.13
f)	Date of the transaction	2024/12/11
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Eduardo Campanella
2	**Reason for the notification**	
a)	Position/status	Business Group President, Home Care (member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction • 132.36127 PLC EUR shares (reinvestment of dividend on beneficially owned shares) • 8.314171 PLC shares (reinvestment of dividend on beneficially owned shares) c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) €56.1231 132.36127 £46.2009 8.314171 e) Aggregated information - Volume - Total 132.36127 / 8.314171 €7,428.52 / £384.12 f) Date of the transaction 2024/12/11 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.